UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Registration File # 000-30194

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of     March 31, 2004 –: Unaudited  Financial  Statements

                               BYRON RESOURCES INC.  (Formerly  Bioforest Pacific Inc.)

3606– 2045 Lakeshore Blvd. West, TORONTO, ONTARIO, CANADA M8V 2Z6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]    Form 40-F [  ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [X]    No [  ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-1918.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BYRON RESOURCES INC.

                                                                                                       (Registrant)

Date       May 14, 2004

By       Ross McGroarty (signed)

     Ross McGroarty, Chairman, ASO

INTERIM FINANCIAL STATEMENTS OF

BYRON RESOURCES INC.

(A Development Stage Company)

THREE MONTHS ENDED MARCH 31, 2004

(Stated in Cdn. Dollars)

- UNAUDITED -

BYRON RESOURCES INC.

(A Development Stage Company)

 BALANCE SHEETS

(Stated in Cdn. Dollars)

March 31,

December 31,

2004

2003

ASSETS

CURRENT ASSETS

Cash

$

1,243

$

3,402

Accounts receivable

12,860

11,891

Marketable securities (Note 3)

244,511

356,231

258,614

371,524

CAPITAL ASSETS (Note 4)

2,151

2,312

$

260,765

$

373,836

LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities

$

26,042

$

24,026

Note payable (Note 5)

304,082

297,027

Due to shareholder (Note 6)

63,384

58,720

393,508

379,773

DEFICIT LESS CAPITAL STOCK

DEFICIT

(15,245,430)

(15,118,624)

CAPITAL STOCK

Authorized -

Unlimited number of common shares

Issued -

30,900,056 common shares

15,112,687

15,112,687

(132,743)

(5,937)

$

260,765

$

373,836

The accompanying notes are an integral part of these financial statements.

BYRON RESOURCES INC.

(A Development Stage Company)

 STATEMENTS OF OPERATIONS

(Stated in Cdn. Dollars)

Three Months

Three Months

Ended

Ended

March 31,

March 31,

2004

2003

EXPENSES

Administration and general

$

4,807

$

29,927

Amortization of capital assets

161

225

Consulting fees

-

3,600

Foreign exchange gain

1,060

-

Interest

7,183

30,153

Legal fees

1,875

-

NET LOSS FOR THE PERIOD

$

15,086

$

63,905

NET LOSS PER SHARE

$

0.0005

$

0.0021

The accompanying notes are an integral part of these financial statements.

BYRON RESOURCES INC.

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

(Stated in Cdn. Dollars)

Deficit

Deficit

Accumulated

Accumulated

Accumulated

Number of

Prior to

During the

Other

Common

Development

Development

Comprehensive

Stockholders'

Shares

Amount

Stage

Stage

Income

Equity

BALANCE,  DECEMBER 31,  2003

$

30,900,056

$

15,112,687

$

(13,801,947)

$

(1,415,632)

$

98,955

$

(5,937)

Other comprehensive income (loss)

-

-

-

-

(111,720)

(111,720)

Net loss for the period

-

-

-

(15,086)

-

(15,086)

BALANCE, MARCH 31, 2004

$

30,900,056

$

15,112,687

$

(13,801,947)

$

(1,430,718)

$

(12,765)

$

(132,743)

The accompanying notes are an integral part of these financial statements.

BYRON RESOURCES INC.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

(Stated on Cdn. Dollars)

Three Months

Three Months

Ended

Ended

March 31

March 31

2004

2003

CASH FROM OPERATIONS

Net loss for the period

$

(15,086)

$

(63,905)

Item not involving cash -

Amortization

161

225

(14,925)

(63,680)

Change in -

Accounts receivable

(969)

-

Accounts payable and accrued liabilities

2,016

-

Notes payable

7,055

-

Due to shareholder

4,664

-

NET CHANGE IN CASH DURING THE PERIOD

(2,159)

(63,680)

CASH - BEGINNING OF PERIOD

3,402

67,082

CASH - END OF PERIOD

$

1,243

$

3,402

The accompanying notes are an integral part of these financial statements.

BYRON RESOURCES INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2004

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company's shares are listed on the over-the-counter Bulletin Board in the United States of America.  The Company effectively ceased its prior business on December 31, 2001 and has been investigating new business ventures since January 1, 2002.

On April 15, 2003, the Company changed its name from Bioforest Pacific Inc. to Byron Resources Inc.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements should be read in conjunction with the Company's most recent annual audited financial statements as they may not conform in all respects to general accounting principles accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involved the use of estimates, which have been made using careful judgement.  Actual results may differ from these estimates.

These financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)

Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7.  For the purpose of providing cumulative amounts for the statements of operations and cash flows, these amounts consider only the income and losses for the period from January 1, 2002 to March 31, 2004, the period in which the Company has undertaken a new development stage activity.

(b)

Marketable Securities

The Company classifies its marketable securities as "available for sale" and carries them in the financial statements at fair value.  Realized gains and losses are reported in earnings of the period while unrealized holding gains and losses are excluded from income and reported as a component of stockholders' equity.

(c)

Capital Assets

Capital assets are amortized on the diminishing balance method at the following rates per annum:

Computer equipment

-

30%

Office equipment

-

20%

BYRON RESOURCES INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2004

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)

Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars, the Company's functional and reporting currency, by the use of the exchange rate in effect at the date of the transaction, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation".  At each balance sheet date, recorded balances that are denominated in a currency other than Canadian dollars are adjusted to reflect the current exchange rate.

(e)

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS 109").  Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(f)

Basic Earnings or Loss Per Share

The Company reports basic earnings or loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share".  Basic earnings or loss per share is computed using the weighted average number of shares outstanding during the year.

(g)

Fair Value of Financial Instruments

The carrying values of the Company's financial instruments, consisting of cash, accounts receivable, accounts payable and accrued liabilities, notes payable and amounts due to shareholder approximate their fair values due to the short-term maturity of such instruments.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, or credit risks arising from these financial instruments.

(h)

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income".  Comprehensive income is comprised of net earnings (loss) adjusted for unrealized gain on available-for-sale marketable securities.

3.

MARKETABLE SECURITIES

The marketable securities consist of common shares of Ontex Resources Ltd. and Bio-America Inc. and have been classified as available for sale.

BYRON RESOURCES INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2004

4.

CAPITAL ASSETS

2004

2003

Accumulated

Cost

Amortization

Net

Net

Computer equipment

$

3,640

$

1,962

$

1,678

$

1,814

Office equipment

778

305

473

498

$

4,418

$

2,267

$

2,151

$

2,312

5.

NOTE PAYABLE

2004

2003

8% convertible unsecured debenture in the amount of U.S $234,566 (2003- U.S. $230,029) repayable on demand with no set repayment terms, due on January 31, 2004 and on demand thereafter.  The debenture plus accrued interest can be converted, at the option of the holder, into common shares of the Company at the higher of (i) 75% of the average closing bid price for the preceding five trading days, and (ii) 110% of the closing bid price.

$

304,082

$

297,027

6.

DUE TO SHAREHOLDER

2004

2003

8% promissory notes from a shareholder repayable on

on demand with no set terms of repayment.

$

57,500

$

57,500

Accrued interest

5,884

1,220

$

63,384

$

58,720

7.

CONTINGENT LIABILITY

The Company has been named defendant in a lawsuit by Beach Tree Trust of Nassau, Bahamas, a company related to a former director, for $1,135,254 and 594,999 shares of the Company arising from alleged unpaid amounts with respect to the Company's former Venezuela operations.  In the opinion of management the Company will be successful in defending this action.  Accordingly, no liability has been recorded in the financial statements.  Any loss which might occur as a result of this action would be charged against earnings in the year incurred.

BYRON RESOURCES INC.

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2004

8.

INCOME TAXES

The Company estimates that it has a total of $119,000 of various classes of resource deductions available for carryforward to apply against taxable income of future taxation years.

Non-capital losses of $5,357,000 expire over the years to 2010.  The Company also has capital losses of $8,144,000.

BYRON RESOURCES INC.

(Formerly Bioforest Pacific Inc.)

3606– 2045 Lakeshore Blvd. W., Toronto ON, Canada M8V 2Z6

Tel: 416 594 0528    Fax: 416 594 6811

E-mail: byronres @ sympatico.ca

Commission File No.82-1918 Section 12g 3-2(b)

Registration File No.000-30194

CERTIFICATION of DISCLOSURE – March 31, 2004

I, Ross McGroarty, certify that:

1. I have reviewed the Unaudited Report on Form 6-K of BYRON RESOURCES INC. (Formerly Bioforest Pacific Inc. “the registrant”) for period ending March 31, 2004 pursuant to Section 302 (a) of the Sarbanes-Oxley Act of 2002.

2. Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3. Based on my knowledge, the financial statements, and other financial information included in the report, fairly represent in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in the report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant is made known to us by others, particularly during the period in which the quarterly report is being prepared:

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to filing date of this quarterly report (the “Evaluation Date”); and

c) presented in the quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated when necessary, in the quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATE: May   14, 2004

/s/ “Ross McGroarty”

/s/ “David L. Hynes”

      Chairman / Secretary

       President